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                             December 13, 2022

       Petros Panagiotidis
       Chief Executive Officer
       Toro Corp.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol, Cyprus

                                                        Re: Toro Corp.
                                                            Registration
Statement on Form 20-F
                                                            Filed November 16,
2022
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 20-F
                                                            Filed December 1,
2022
                                                            File No. 001-41561

       Dear Petros Panagiotidis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

       Amendment No. 1 to Registration Statement on Form 20-F

       Risk Factors
       Our Bylaws contain exclusive forum provisions ..., page 29

   1. In your response to comment 2 you confirm that in order for Section 2 of Article XI of the
                                                        Company   s Amended and
Restated Bylaws to apply, a claim must both arise under the
                                                        Securities Act or the
Exchange Act and not constitute any    Specified Claim   , including
                                                        being any derivative
action. As investors may have a right to bring derivative actions under both the
Securities Act and the Exchange Act, please revise to make clear the
 Petros Panagiotidis
Toro Corp.
December 13, 2022
Page 2
      criteria for claims to qualify for Section 2 of Article XI, and disclose that such "derivative actions" would not qualify for the exclusive forum clause in Section 2 of
Article XI that
      places such exclusive forum in the the United States District Court for the Southern
      District of New York. Rather, make clear that derivative actions, including those actions arising under the Securities Act or Exchange Act, would be subject to
Section 1 of Article
      XI, with exclusive forum in the High Court of the Republic of the Marshall Islands.
      Please make similar revisions to your section "Exclusive Forum" on page 83 such that you have consistent disclosure throughout your filing as to the applicability of your provisions to actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905
or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNamePetros Panagiotidis
                                                             Division of
Corporation Finance
Comapany NameToro Corp.
                                                             Office of Energy &
Transportation
December 13, 2022 Page 2
cc:       Nikolaos Andronikos
FirstName LastName